UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D. C. 20549



                                                    FORM 10-SB

                            GENERAL FORM FOR REGISTRATION OF
                            SECURITIES OF SMALL BUSINESS ISSUERS
          Under Section 12(b) or (g) of The Securities Exchange Act of 1934


ENGENYOUS Technologies, Inc.
                                  (Name of Small Business Issuer in its charter)


       Delaware
13-375-4705
      (State or other jurisdiction of     (I. R. S. Employer Identification No)
       incorporation  or organization

        400 S Dixie Highway Hallandale Beach              FL 33009
             (Address of principal executive offices)         (Zip Code)


      Issuer's telephone number (954) 458-3311

      Securities to be registered pursuant to Section 12(b) of the Act.

       Title of each class                      Name of each exchange on
                                                           which registered

    NONE                NONE


         Securities to be registered pursuant to Section 12(g) of the Act.

                   Common Stock   Class A




              TABLE OF CONTENTS


PART 1
Item 1.  Description of Business
Item 2.  Management Discussion and Analysis or Plan of Operation
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and
             Management
Item 5.  Directors and Executive Officers
Item 6.  Executive Compensation
Item 7.  Certain Relationship and Related Transactions
Item 8.  Description of Securities
    8.1 Outside Front cover of Prospectus
    8.2 Inside Front of cover of Prospectus
    8.3 Summary Information and Risk Factors
    8.4 Use of Proceeds
    8.5 Determination of Offering Price
    8.6 Dilution
    8.7 Plan of Distribution
    8.8 Transfer Agent

PART 2
Item 1.  Market Price of and Dividends on the Registrant's Common
             Equity and Related Stockholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with Accountants
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of directors and Officers

PART F/S
Item 1.  Financial Statements

PART 3
Item 1.  Index to Exhibits








                   PART 1
Item 1.  Description of business

ENGENYOUS Technologies, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 7, 1998. ETI develops and is marketing encryption software, encryption and decryption protocol for LANs, WANs and E-Commerce digital certificate to secure information and e-commerce transactions. ETI has recognized a security need with encryption and decryption and current way of securing information and developed solutions that will be marketed to Corporation, Government Agencies, Institutions and Individuals.
ElectraDoc.com was established in January 1999 as part of ETI Group and is based in Hallandale, Florida. ElectraDoc.com is the developer of ElectraDoc, the Cyber Document Delivery Tracking System. It uses new patented technology for sending and receiving and tracking e-document with confirmation to as how the document was received and traveled over the internet. ElectraDoc provides total security with its new encryption that uses 1040bits and 10 tiers to encrypt the files before they are sent. This encryption technology is only available through ETI under the name of UEL/2001 or with the use of ElectraDoc, it can be accessed at www.electradoc.com
ElectraDoc.com continues its research and development in the field of encryption security and accountability for the 21st century with focus on securing data transmission over the Internet. ElectraDoc offers a new patented technology for Digital Certificate and Digital Signature with encryption security, speed, stability, accountability and interoperability across hardware and software platforms as well as across multiple protocols that provides a more secure E-Commerce.
UEL/2001 was the first of a NEW line of security products from ETI that uses PCs and Client/Servers with its encryption technology to ensure that the transmission is secured on Networks, E-Commerce, Digital and Internet Communications for Corporations, Government Agencies,
Institutions and Individuals.

ETI will create a subsidiary as part of ENGENYOUS Technologies Inc to continue market and sale its Language Products and another subisidiary for ElectraDoc.com for the marketing of the Cyber Document Delivery Evidence System. The marketing of the current products (Languages and Encryption Security) and the New Technologies do not match and will be market and developed independent of each other.

The Company's current business operation is considered a development company in a growth stage. To date, activities have been limited sales with two year's sales history from its previous company ENGENYOUS Corporation with the sales of its languages and encryption products. With the organization of the Company, the founders of the Company contributed cash and other assets to initially capitalize the Company in exchange for shares of Common Stock.





    While E-Commerce and the Internet Technology has reached into a global market worldwide, it has been fragmented in keeping up with the demand of different types of new products and services. The E-Commerce and Internet will continue to lag behind because of capital required and lack of technical expertise needed to developed and introduce new products. According to IT Strategies, the worldwide output for E-Commerce and the Internet product and services will surpass $ 17 billion in revenue year 1998, an increase of thirty per cent over 1996. However, they foresee that year 2001 over $35 billion in annual revenue is possible on a worldwide output basic, such tremendous growth will be possible based on the current products and services and from new products and services for E-Commerce and the Internet that will come from innovated ideas and new technology. E-Commerce (the Internet) have tremendous synergy's and will replace a large portion of conventional marketing and sales of services and products.
ENGENYOUS Technologies, Inc. will continue to expand its products and services with new technology for E-Commerce and the Internet.


Products

The company has developed a high-integrity electronic document-mail delivery system ElectraDoc.
ElectraDoc provides for the protection of any type of documents, files or information that can be sent using your network or the Internet. This includes: Online stock transactions, Legal & medical documents, Financial documents, School records, Company presentations and any other critical documents or information that require proof of delivery and tracking information of data/documents and evidence tracking, that is of the essence to the success of doing business world wide and online. ElectraDoc can be used directly from the Internet or download the service to your system.

AMEC - Multihop e-Message Communication a high integrity electronic commerce system that can track, certify and provide evidence from transactions that are enacted over the Internet, particularly focusing on the transactions for the electronic commerce systems. The explosive growth of the Internet, a popularity of the business transactions over the web has led to a growing need for accountability in such electronic transactions.

UNIVERSAL ENCRYPTION LOCK/2001 TM.   ETI  has developed the
latest cryptographic algorithms for this encryption technology that will keep pace with the emerging of faster computers online, networks or on the Internet and provide TOTAL Security and Privacy from unauthorized people. This product is the first of its kind that does not use any of the DEA or IDEA standard technology for encryption files for securing information on Networks, E-Commerce and Internet Communications.








UEL/2001 uses a pyramid module approach with nine separate sub systems, which make up the UEL/2001 for encrypting and decrypting data and image's files. UEL/2001 cryptographic algorithms consist of ten levels (tiers) and its key and block size is larger than 1040 bits

The Company previous developed Foreign Language Products for the growing multiculturalism in our society. Skills in bilingualism are becoming essential assets for individuals, students and professionals in practically every community or institution or at any place of work or leisure. The Company produced its Universal Communication Series
(UCS); part of the series consists of our language products (English, Spanish) just for this purpose - learning and improving language skills interactive with the use of computers

Services

With the E-Commerce and the Internet phenomena encompassing the globe, there has been a drastic change from within the E-Commerce, Internet Industry and the way all businesses view products and services sold on the Internet. Now, more than ever, E-Commerce and the Internet will play a key role in the marketing scheme of any business. This type of products and services is exactly what ETI specializes in with its new family of products and services.

ETI provides customer support with all of its products with a 90-day warranty with each purchase. ETI provides service support for ElectraDoc members free of charge. ETI feels that customer support will build customer loyalty. This will increase our market share by standing by the quality of our products.

C. Service and Support Plans

The Company's products will be of an extremely technical nature.
Superior electronic support of such products will play a key role in the Company's reputation and acceptance in the market.
The Company intends to use technology and automated systems to lower support costs and reduce the time required to solve customer problems.

The company plan to setup companies as License Certified Electronic Registered D/M Agencies for its Electronic Certified and Electronic Registered Document/Mail System on the Internet. This new service has a patent pending and will compete with the US Postal Office's Electronic Certified and Registered Document and Mail system

UNITED STATES PATENT & TRADEMARKS
The Company has two patent applications pending at the date of this memorandum.
1. Electronic Registered and Electronic Certified Document/Email Delivery Evidence Tracking System for the Internet and Networks. The system is based on the Civil Court's practice of the "Preponderance of Evidence" approach (market under the name ElectraDoc TM)


2. Accountability Multihop e-Message Communication. The system is based on tracking, certifying and providing evidence for e-transactions that are enacted over the Internet, and particularly focusing on transactions for electronic commerce systems using part of the technology based on our "Preponderance of Evidence" approach (market under the name AMEC TM).


MARKETING
Current and potential customers are Companies, Institutions, Government Agencies and Individual computer users for ElectraDoc
(Cyber Document Delivery Evidence Tracking), AMEC (Accountability
Multihop e-Message Communication) and UEL/2001 encryption product for E-Commerce and the Internet. Our products and services will provide Companies that use E-Commerce and the Internet total security with our new technology.

The Company will rely on a combination of both direct and indirect channels to distribute its products and services. Its initial vertical market focus will include Bank/Finance/Insurance, Telecommunications and manufacturing sectors since these sectors are amongst the highest growth and tend to be early adopters of new technology. These markets will be addressed through direct sales force composed of telemarketing, telesales, field sales and field systems communications engineers who will focus on large accounts.

The Company's marketing will include advertising agencies, trade shows and convention promoters, computer retailers, municipalities, political organizations, as moreover, fortune 500 companies, giving them consistency in their brand name promotions. The company will implement a very serious and aggressive Marketing and Internet
Marketing campaign, seeking alliances with other major Companies and Internet Providers, Service and Product companies with a strong
Internet presence.

ElectraDoc.com's "Edoc Shop" carry high end quality products with the ElectraDoc logo stitched on, such as travel bags, computer lap top bags, golf shirts, etc., for promoting the name ElectraDoc out to the public. Edoc Shop also have a program for members to allow them to become associates and have their own websites for free in 12 different languages in Asia, South America and Europe in each respective country's language.

COMPETITION
The computer software business is intensively competitive. The company is aware of a number of competitors that will compete directly with ENGENYOUS technologies. Inc. Not one company has dominated the market for security software, but may have financial resources necessary to enable them to withstand price competition and downturn in the security and communications market.






The company feels it has no direct competition for its NEW products ElectraDoc and eDocShop that soon will appear on the Internet and AMEC that are under development and its first software product UEL/2001 for securing information on Networks, e-Commerce, Digital Signature and Internet Communications. Its new products and services
will place ETI   ahead of the competition for E-Commerce and the
Internet. There is no assurance the Company will be able to overcome competitive disadvantages it faces as a small company with limited capital.


Competitive Comparison
At present ENGENYOUS Technologies. Inc. has within its possession new technology that supersedes most competitors. It would be safe to assume that there are only a small number of companies that are identical to ETI given the company's mission as well as product line and new technology. ETI will continue with its leading edge technology by staying ahead of the competition in technology and quality of our products and services.


Market Analysis
The computer market has undergone an enormous influx and continues to move into all areas of the E-Commerce and the Internet industry. This has created a growth as well in technological advances as prompting companies to produce both new products and services. This, in turn, leaves developer of products and services such as ourselves, at an advantage. For the traditional delivery methods (overnight delivery with various courier services) businesses spend in excess over $320 billion annually. ElectraDoc is the first online company with patented document delivery and evidence tracking system that can be used in civil court as evidence.

Companies, and end users have started to greatly use E-Commerce and the Internet. Some of the Companies are AT&T, IBM, Hewlett-
Packard, Microsoft and Amazon.com just to mention a few. These are all big names that are good indicators as to where the E-Commerce and Internet market is going. Currently the market is continuing its climb. As in any market dealing with technology the peaks and drops in a market are one indicator as to the technology being used. ETI intends to actively pursue the advancement its technological base by staying abreast of E-Commerce and Internet Technologies.The long term outlook for E-
Commerce and the Internet products and services is better than any other segment of the Computer Industry.


Government Regulation and Legal Uncertainties

    The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. The
Company believes it is currently in compliance with such laws and that they do not have a material impact on its operations.






Item 2.  Management's Discussion and Analysis or Plan of Operation

    Management's plan of operation, for the next twelve months, is first to raise funds from this offering to provide sufficient capital to pay all the necessary expenses for an SB2 registration statement with the SEC, to raise additional capital to retire debt and a full listing on NASDAQ. Part of the proceeds will be used for the completion of three new products, as well as all the computer hardware and software necessary to implement as part of its marketing efforts to companies and on the Internet. If the Company is able to raise the entire amount from this offering, management believes that proceeds will be sufficient to take the company to the next level of operations and acquisitions; however, there is no assurance of this nor any assurance the entire offering amount will be raised. If the Company is not able to raise sufficient funds from this offering, it will have to seek additional financing from other sources for which it presently has no arrangements or commitments.


Item 3. Description of Property

The Company's principal executive office is located in Hallandale, Florida where the Company is leasing approximately 1,500 square feet of office space for $1500 per month. As of the date hereof, the Company has 6 full-time employees at this office.

The Company plans to move into larger quarter of approximately 5,000 sq. ft. once this funding is completed. The additional space is needed for the company's expanded growth.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management

    The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock with respect to each director of the Company, each beneficial owner of more than 5 percent (5%) of said securities, and all directors and executive officers of the Company as a group:

Name and Address
Clyde Smyth, 3401 N Country Club Drive, Aventura, Fl 33180
Margareta Totems, 3475 N Country Club Drive, Aventura, Fl 33180
Dr. Sourav Bhattacharya, 3223 East Wildwood Drive, Phoenix, AZ 85044 264646 Alberta Ltd, 2461 Old Forge Lane, Las Vegas, NV 89121
All Officers and Directors as a group (4)












Name     Number of % Held Prior  %After
                                                               Shares
Clyde Smyth*  2,193,500        63.9               57.2
Margareta Totems      500,000         14.5             13.0
264646 Alberta Ltd*        125,000          03.5               3.3
Dr. Sourav Bhattacharya*        250,000          07.2               6.5
Total Officer and Directors
 as a group
(4) Person *                                           3,068,500       89.4%
        80.%
Other Shareholders as a group (8)
Other Shares Total                          365,000        10.6%            10 %


Post offering percentages are calculated assuming sale of all shares offered hereby, but do not reflect purchase of any shares in the offering by any of these persons, who may purchase shares in the offering on the same terms as anyone else, but have not made any commitment to do so. The foregoing amounts include all outstanding shares these persons are deemed to beneficially own regardless of the form of ownership.
Prior to the sale of any Shares in this offering, the above named individuals constitute all the shareholders of the Company.

Item 5.  Directors and Executive Officers, Promoters and control Persons

    The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Each director is elected for a period of one year and thereafter serves until his successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.


Name of Director   Age
Clad Smyth.   50*
Margarita Totems   60*
Dr. Sourav Bhattacharya 33
Larry Walker  45*

* Serve as Office/Directors Since inception 9/15/98
Positions
Clyde Smyth, CEO & Chairman President & Director
Larry Walker, Secretary/Treasurer & Director
Margareta, Totems, Vice President/Director

*These individuals will serve as the officers and directors of the Company. A brief description of their positions, proposed duties, background and business experience follows:







Clyde Smyth
Clyde Smyth received his bachelors degree in Electronic Engineering from Columbia University. Mr. Smyth began his career in the computer field over thirty years ago where he became expert for the designing, developing and managing mission critical software that ran on different computer platforms. Mr. Smyth management experiences extend also over thirty years of diversified business and management experience where he held management positions for some of the top company in THE world. Such company as Hitachi Ltd. , Barclay Bank, Essex International Division United Technologies, William_s Companies, Wards and Blue Cross and Blue Shield of Illinois.

Margareta Totems
Ms Margareta Totems received her bachelors degree in Sweden in Accounting and in Mathematics. She has held different management's positions in finance businesses; Banque de L_Union Europeenne, Paris France and Systems Programming Ltd., London UK and Institut for International Research, Stockholm Sweden. Before leaving IIR, Ms
Totems was the Company Accountant for the Stockholm Office and the controller for the Scandinavian Operation of the Company, while in this position Ms Totems gained valuable new venture experience.


Larry Walker
Mr Walker has over twenty years of successful business experience that includes Management, Sales, Market Planning, Project management and application Programming in companies such as SBC and Pan America
Inc. Mr Walker organized, implemented, managed a Marketing and Marketing Support program that achieving 125% of company business objectives resulted in over $12 million in revenue.



Item 6.  Executive compensation


    The company has not paid any compensation to its executive officers and directors to date. A 5 year employment agreement will be in effect from July 1, 1999, at a base of $ 125,000 annually, plus benefits, plus performance bonuses to be set by the board of directors. The
Company has no key man life insurances with respect to management, but plans to implement these in due course.


Proposed Compensation.
Upon the completion of the offering, management will be entitled to reimbursement of any out of pocket expenses reasonable incurred on behalf of the Company. The Chairman and CEO have not taken a salary since inception but will do so beginning July 1, 1999. The salary to be negotiated will be on a 5 year employment agreement, plus benefits and performance bonus, to be agreed upon by the board of directors. The Secretary will only devote part time to the Company but will be paid $1,000 per month for his services as corporate secretary.





 There is no assurance regarding the time that these arrangements may continue, nor any assurance that the services of the officers will continue to be available to the Company for any specified time, other than outlined above. The terms of any future employment and compensation will be determined at such time in the future that such arrangements are entered into.


Item 7.  Certain Relationships and Related Transactions
The Company has not entered into any transctions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons.

Item 8.  Description of Securities
The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefor.

Common Stock
The Company is presently authorized to issue 20,000,000 shares of $.001 par value Common Stock. The Company presently has 3,433,500 shares issued and outstanding, and is offering 1.000,000 shares for sale pursuant to this offering. The Company has reserved from its authorized but unissued shares a sufficient number of shares of Common Stock for issuance of the Shares offered hereby. The shares of Common Stock issuable on completion of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable.

    The holders of common stock, including the Shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor.

No holder of any shares of common stock has a pre-emotive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.




Preferred Stock

    The Company is also presently authorized to issue 1,000,000 shares of $.001 par value Preferred Stock. Under the Company's Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilute of the interest of the holders of the Common Stock or the Preferred Stock of any other series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, the issuance of preferred stock could depress the market price of the Common Stock.


The Board of Directors effects a designation of each series of Preferred Stock by filing with the Delaware Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from the Company.

Item 8.1) Outside Front Cover of Prospectus

LIMITED
OFFERING MEMORANDUM


$5,000,000


1.000,000 Shares of Common Stock

Offering Price $5.00 Per Share
(minimum $ 5.000 -1,000 shares)





 ENGENYOUS Technologies, Inc.

400 Dixie Highway
Hallandale, FL 33009


                                                      May 1999



Item 8.2  Inside Front of Cover Page of Prospectus


ENGENYOUS Technologies, Inc.
An Accountable E-Commerce Security Communication Company
Tomorrows Systems and Technologies Today" (R )
Maximun Offering: $5,000,000
1.000,000 Shares of Common Stock
$5.00 per Share

    ENGENYOUS Technologies, Inc. (the "Company") is offering a
1.000,000 Shares of common stock, $.001 par value per share (the
"Shares") at a price of $5.00 per Share.  See "Plan of Distribution."
There is no minimum offering amount and no escrow of funds received from this offering. Any funds received will be immediately available to be utilized by the Company.
This creates a much higher degree of risk for initial investors. Prior to this offering, there has been no public market for the Shares of Common
Stock, and there can be no assurance that a market will develop upon completion of this offering or, if Internet market should develop, that it will continue. The initial public offering price has been arbitrarily determined by the Company and bears no relationship to assets, shareholders equity or any other recognized criteria of value. See "Risk Factors", "Investor Suitability" and "Plan of Distribution".


The Company is engaged in development of computer hardware and software business, and specializes in development of software and hardware for Encryption Security, Communication, E-Commerce, and The Internet. The Company has two patents pending pertaining to Internet Security, E-commerce and Accountability.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND SHOULD
NOT BE PURCHASED BY PERSONS WHO CANNOT AFFORD TO
RISK LOSS OF THEIR ENTIRE INVESTMENT. THE OFFERING PRICE
WAS ARBITRARILY ESTABLISHED BY THE COMPANY AND BEARS
NO RELATIONSHIP TO THE ASSETS OF THE COMPANY OR ANY
ESTABLISHED CRITERIA OF VALUE. SEE "RISK FACTORS"

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
BECAUSE THEY ARE BELIEVED TO BE EXEMPT FROM
REGISTRATION UNDER SECTION 3(b) OF THE SECURITIES ACT OF
1933 AND RULE 504 PROMULGATED THEREUNDER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR ANY OTHER SECURITIES REGULATORY
AUTHORITY. NEITHER THE SECURITIES AND EXCHANGE
COMMISSION NOR ANY OTHER AUTHORITY HAS PASSED UPON
OR ENDORSED THE MERITS OF THIS OFFERING OR THE
ACCURACY OR ADEQUACY OF THIS MEMORANDUM AND IT IS
NOT INTENDED THAT ANY OF THEM WILL. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.  INVESTORS MUST
RELY ON THEIR OWN EXAMINATION OF THE COMPANY, AND THE
RISKS, MERITS AND TERMS OF THIS
OFFERING IN MAKING AN INVESTMENT DECISION.

Price to Public        Selling commissions    Proceed to Company
Per share
  $ 5.00                    $ 0.50                         $ 4.50
Maximum
$5.000.000               $ 500.000                  $ 4.500.000

The date of this Offering Memorandum is May  1999


Item 8.3   Summary Information and Risk Factors

               The Company is a development stage Company with limited operating history, consequently, an investment in the Company is highly speculative. Investors will suffer substantial dilution in the book value per share of the Common Stock compared to the purchase price. In seeking to implement its proposed business, the Company could incur substantial losses during the development stage, and require additional funding for which it has not commitments. No person should invest in the Company who cannot afford to risk loss of the entire investment.

Item 8.4   Use of Proceeds

Net proceeds from this offering will be used to provide working   capital
for the Company to begin its proposed business.

Item 8.5   Determination of Offering Price
Initital price of shares of the Common Stock has been    determined by
the management for the Company.

Item 8.6   Dilution

Dilution is the difference between the offering price of $5.00 per share for the Common Stock offered herein, and the net tangible book value per share of the Common Stock immediately after its purchase. The
Company's net tangible book value per share is calculated by subtracting the Company's total liabilities from its total tangible assets (total assets less any intangible assets), and then dividing by the number of shares then outstanding. Prior to the sale of any shares in the offering, the Company has 3,433,500 shares of Common Stock outstanding


Offering price per share                                                   $
5.00
Net tangible book value per share prior to offering          $   .12

Increase attributeable to purchase of Shares by
 new investors
$   .98
Post offering pro forma net tangible book value per share
$ 3.90

Item 8.7  Plan of Distribution

    The Company is offering the securities on a best-efforts no minimum basis. The offering will be managed by the Company without any underwriter. The Company may enter into agreements with securities broker-dealers who are members of the National Association of Securities Dealers, Inc. (NASD), whereby these broker-dealers will be involved in the sale of the Shares and will be paid a commission by the Company of up to 10% of the offering price of the Shares sold by them, as agreed to between the Company and the broker.


The Shares will also be offered and sold by officers of the Company, who will receive no sales commissions or other compensation in connection with the offering, except for reimbursement of expenses actually incurred on behalf of the Company in connection with such activities.

The securities will be sold only to persons who meet the suitability standards set forth herein, at a price of $5.00 per Share. If there is an over subscription, the Company may, in its discretion, elect to retain all funds received and increase the total offering amount to include the oversubscribed amount.

Item 8.8 Transfer Agent

    Interwest Transfer Co., Inc. 1981 East 4800 South, Suite 100,
P.O. Box 17136, Salt Lake City, Utah 84117, (801) 272-9294, has
agreed to serve as transfer agent and registrar for the Company's outstanding securities upon completion of the offering.

                   PART 2

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Related Stockholder Matters.

    There is no public trading market for the company's Common
Stock. The company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

 There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 193,500 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (The
"Securities Act") and the Company has not agreed to register any shares of Common Stock under the Securities Act for sale by security holders.

The Company is not, and has not proposed to, publicly offer any shares of Common Stock.

Item 2. Legal Proceedings

    As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

Item 3.  Changes in and Disagreements with Accountants
NONE

Item 4.  Recent Sales of Unregistered Securities
NONE






Item 5.  Indemnification of Directors and Officers

The Company's By-Laws states that no compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board my be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.







PART F/S

The following financial statements of Engenyous Technologies Inc are included in this Part F/S.

The unaudited financial statements include the accounts of the Registrant and include all adjustments (consisting of normal recurring items) which are, in the opinion of management, necessary to present fairly the financial position as of July 31, 1998 and the statement of income and cashflow for the six month ended December 31, 1998'

1.  Balance Sheet at July 31, 1998  (Unaudited)
2.  Statement of Income and Retained Earnings July 31,
   1998(Unaudited)
3.  Balance Sheet at December 31, 1998 (Unaudited)
4. Statement of Income and Retained Earnings December 31,
    1998 (Unaudited)




                      Engenyous Technologies Inc
            Balance Sheet (Unaudited)
July 31, 1998

ASSETS
Current Assets
Cash                    $    44.275
Trade Receivables            18.296
Inventory                    45.275
                        ----------
TOTAL CURRENT ASSETS               107.846
Property & Equipment (Net)                69.444
Research & Development                      248.586
                             ------------

TOTAL ASSETS       $         425.876
                   ============
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Trade Accts. payable              39.493
Other Liabilities                 45.000
                        ----------

TOTAL CURRENT LIABILITIES          84.493

Long Term Liability                                0

Stockholders Equity
Common Stock                    5.000
Retained Earnings                   325.617
Net Profit                    10.766
                        ------------
TOTAL Stockholders' Equity        341.383
                        ------------
TOTAL LIABILITIES &
STOCKHOLDERS' EQUITy    $    425.876
============




Engenyous Technologies Inc
Statement of Income & Retained Earning (Unaudited)
                       FOR THE TWELVE MONTHS ENDED JULY 1998

                   Year to Date

Revenue
Sales              $    270.400
                   ------------
* TOTAL            270.400
                   =======
Cost of Sales
Purchase           129.250
                   -------------
*TOTAL             141.150
                   =======

Sales Expenses                22.500
Advertising Printing          35.323
Travel &Entertainment         13.500
                   -----------
*TOTAL              71.323
                   ======

General Expenses
Accounting                 3.600
Payroll                    2.150
Depreciation               4.602
Legal Fee                  3.600
Offices                  13.175
Postages              7.750
Telephone                  7.663
Rent                     13.734
Misc                       2.787
                   ------------
*TOTAL              59.061
                   =======
*TOTAL EXPENSES         130.384


* NET                    10.766












                                   FINANCIAL STATEMENTS FOR
     ENGENYOUS Technologies, Inc.
                        Balance Sheet
                                  December 31, 1998

ACTUAL
Current Assets
Cash                    $       2,275
Trade Receivable              37,005
Sale in Process                            18,500
Inventory                             95,755
                         ----------------
TOTAL Current Assets                     $      153,535

Property & Equipment (Net)         77,546

Research & Development              256,809
                   ---------------------

TOTAL Assets              $       487,890
                            ===========


 Liabilities & Stockholders' Equity
--------------------------------------------
Current Liabilities
Trade Acct. Payable               46,255
Current Potion L/T Debt           45,000
                   --------------------
TOTAL Current Liabilities         91,255

Long Term Liabilities                              0

Stockholders' Equity
Common Stock                        5,000
Share Premium                      236,350
Retained Earnings                  155,285
                   --------------------
Total Stockholders" Equity   $        396,635
                     -------------------

Total Liabilities &
Stockholders' Equity                   $        487,890
===========







ENGENYOUS Technologies, Inc.
Statement of Income & Retained Earnings (Unaudited)
FOR THE SIX MONTHS ENDED DECEMBER 31, 1998

                        Year To Date
Revenue
Sales                        $ 365,500

* TOTAL                 $ 365,500
                        ========
Cost of Sales
Purchase                $ 181,485

* TOTAL                        $ 181,485
                        ========

* TOTAL                        $ 184,015
Sales in Process               (18,500)
                        ========
*NET SALES                   $ 165,515
                        ========
Selling Expenses
Advertising                      18,595
Advertising Printing                  35,183
Travel & Entertainment                13,500

* TOTAL                 $  67,278
                        ========
General Expenses
Accounting                   $    4,800
Payroll                            4,500
Depreciation                              0
Legal Fee                          2,500
Offices                            2,750
Bank                               1,877
Postage                       3,575
Telephone                                  4,336
Rent                                       6,936
Misc                               2,563

*TOTAL                  $   33,837
                        ========
*TOTAL EXPENSES              $  101,115

NET                     $    64,400









PART 3

Item 1.  Index to Exhibits


Exhibit Number          Description of Exhibit

3.1           Certificate of Incorporation

3.2           Registrant's By-Laws

27.1               Financial Data Schedule



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  / S /
                                                   Clyde Smyth
                                                                 (Registrant)
 Date: August 30 1999